Certified as a true and correct copy

C B A Cormick
Company Secretary

0-28952

SEC MAIL PROCESSING RECEIVED JUN 20 2002 WASH. D.C. SECTION

02041651

P.E.
6-3-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June, 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

PROCESSED
JUN 27 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

F:\amigue\stockexchange\sec6k

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 843833

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest CGNU Plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANY IN (2) ABOVE AND ITS SUBSIDIARY	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 12 Jun 2002	11. Date company informed 14 Jun 2002

12. Total holding following this notification 23,317,676	13. Total percentage holding of issued class following this notification 3.94%
14. Any additional information	15. Name of contact and telephone number for queries Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 14 June 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

CGNU

CGNU plc PO Box 89 Surrey Street Norwich NR1 3DR www.cgnu.net

The Company Secretary
The Rank Group plc
6 Connaught Place
LONDON
W2 2EZ

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

12 June 2002

Dear Sir

THE RANK GROUP PLC (THE "COMPANY") - SEDOL 0724076

This notification supersedes our previous notification to you dated 20 March 2002 and is prompted by sales totalling 955,596 on 11 June 2002.

This notification relates to issued ordinary shares of GBP0.10 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of CGNU plc).**

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 23,317,676 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. **Notification on behalf of CGNU plc.**

2.1 We hereby notify you on behalf of CGNU plc that immediately after the time when the obligation to make this notification arose CGNU plc were interested in 23,317,676 shares giving the CGNU group a total percentage interest in the shares of 3.94%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: CGNU plc.

If you require further information as to which companies in the CGNU group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully

Diane Thirkettle

Diane Thirkettle
for and on behalf of
CGNU plc

LH/0529/GRJ/08/00

The Company Secretary
The Rank Group plc

12 June 2002

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	5,874,914	(Material)
Chase GA Group Nominees Ltd	8,919,414	(Material)
CUIM Nominee Ltd	7,762,819	(Material)
RBSTB Nominees Ltd	760,529	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.94%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 592,484,460

The Company Secretary
The Rank Group plc

12 June 2002

APPENDIX: CGNU PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	5,874,914	(Material)
Chase GA Group Nominees Ltd	8,919,414	(Material)
CUIM Nominee Ltd	7,762,819	(Material)
RBSTB Nominees Ltd	760,529	(Material)

TOTAL PERCENTAGE INTEREST OF CGNU PLC: 3.94%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 592,484,460

CGNU

CGNU plc PO Box 89 Surrey Street Norwich NR1 3DR www.cgnu.net

The Company Secretary
The Rank Group plc
6 Connaught Place
LONDON
W2 2EZ

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

12 June 2002

Dear Sir

THE RANK GROUP PLC (THE "COMPANY") – SEDOL 0724076

This notification supersedes our previous notification to you dated 20 March 2002 and is prompted by sales totalling 955,596 on 11 June 2002.

This notification relates to issued ordinary shares of GBP0.10 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of CGNU plc).**

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 23,317,676 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. **Notification on behalf of CGNU plc.**

2.1 We hereby notify you on behalf of CGNU plc that immediately after the time when the obligation to make this notification arose CGNU plc were interested in 23,317,676 shares giving the CGNU group a total percentage interest in the shares of 3.94%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: CGNU plc.

If you require further information as to which companies in the CGNU group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully

Diane Thirkettle

Diane Thirkettle
for and on behalf of
CGNU plc

LH/0529/GRU/08/00

The Company Secretary
The Rank Group plc

12 June 2002

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	5,874,914	(Material)
Chase GA Group Nominees Ltd	8,919,414	(Material)
CUIM Nominee Ltd	7,762,819	(Material)
RBSTB Nominees Ltd	760,529	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.94%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 592,484,460

The Company Secretary
The Rank Group plc

12 June 2002

APPENDIX: CGNU PLC

REGISTERED HOLDERS	**NUMBER OF SHARES HELD**	
BNY Norwich Union Nominees Ltd	5,874,914	(Material)
Chase GA Group Nominees Ltd	8,919,414	(Material)
CUIM Nominee Ltd	7,762,819	(Material)
RBSTB Nominees Ltd	760,529	(Material)

TOTAL PERCENTAGE INTEREST OF CGNU PLC: 3.94%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 592,484,460

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 14 June 2002

By:______________________________

Name: C B A Cormick

Title: Company Secretary

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